Exhibit 99.105

FOR IMMEDIATE RELEASE

NOT FOR DISSEMINATION IN THE UNITED STATES OR TO

UNITED STATES NEWSWIRE SERVICES

Torque Esports, Frankly, and WinView ENTER INTO

business Combination Agreement

TORONTO, ON, March 10, 2020 – Torque Esports Corp. (TSX-V: GAME) (OTCQB: MLLLD) (“Torque”, formerly Millennial Esports Corp.), Frankly Inc. (TSX-V: TLK) (OTCQX: FRNKF) (“Frankly”), and WinView, Inc. (“WinView”) have entered into a business combination agreement dated March 9, 2020 (the “Business Combination Agreement”), pursuant to which Torque will acquire each of Frankly and WinView (the “Transaction”), which will create an integrated platform dedicated to live esports, news and gaming.

The combined company, to be called Engine Media Holdings, Inc. (“ENGINE”) [Esports, News, Gaming, Interactive Network, Engagement], will be co-led by Torque Esports CEO Darren Cox and Frankly CEO Lou Schwartz. WinView Executive Chairman Tom Rogers, who also serves as Chairman of Frankly, will serve as Executive Chairman of ENGINE.

ENGINE will be the first public entity devoted to driving new sources of revenue for sports, esports and news content, with a set of businesses covering various elements of the esports sector, gaming related to live sports events, content management and streaming services, data-driven advertising sales, and intellectual property covering mobile cash games of skill and sports gambling. The three companies bring together an established set of technologies to address the burgeoning esports and lifestyle gaming markets to capitalize on the growing competitor and spectator audiences that are engaging in skills based competitions across a wide range of games.

Summary of the Transaction

The consideration offered by Torque for the common shares of Frankly represents a premium of approximately 58% to the trailing 20-day volume weighted average price of Frankly’s common shares ending March 6, 2020 (being the last trading day prior to the date the Business Combination Agreement was entered into), being $0.5430 (based on the trailing 20-day volume weighted average price of Torque’s common shares over the same period, being $0.8591).

Upon completion of the Transaction, ENGINE is expected to have the following capital structure:

●	The common shares of Frankly will be exchanged for common shares of Torque on a one-for-one basis which, based on the currently issued and outstanding common shares of Frankly, would result in the issuance of 30,813,758 Torque shares to the shareholders of Frankly. All outstanding convertible securities of Frankly will be exchanged for equivalent securities of Torque (other than outstanding warrants to purchase common shares of Frankly, which will remain outstanding and have the terms of such securities adjusted to reflect the exchange ratio).

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●	The securities of WinView will be exchanged for 26,400,000 common shares of Torque, which shall be subject to certain leak-out provisions which have been agreed upon by the parties in the Business Combination Agreement.

●	As of March 2, 2020, Torque had 14,082,385 common shares outstanding, 7,651,454 common shares issuable on the exercise of outstanding options and warrants, and convertible debentures of Torque in the aggregate principal amount $11,665,002, which are convertible into units of Torque at a conversion price of $0.50 per unit, with each unit comprised of one common share and one warrant, with each warrant exercisable at $0.50 per share. Torque has agreed to use its reasonable best efforts to cause all Torque convertible debentures to convert into Torque common shares prior to the completion of the Transaction and a condition to closing the Transaction in favour of Frankly and WinView is that Torque convertible debentures representing no less than 25% of the aggregate principal amount of all Torque convertible debentures shall have been converted into Torque common shares.

Below is a summary of WinView’s unaudited financial results for the year ending December 31, 2018:

Year ended December 31, 2018 (unaudited) (US$ 000’s)
Total Revenue	610
Direct Costs	1,066
Operating loss	(13,149)
Total Assets	2,282
Total Liabilities	15,741

The financial information provided above has been provided by management of WinView, is unaudited and is subject to final management and audit-related adjustments. WinView’s financial statements will be included in the management information circular of Frankly to be prepared and sent to Frankly shareholders in connection with the Transaction.

Summary of the Business Combination Agreement

Consistent with the terms of the previously announced binding letter agreement entered into by the three companies on November 22, 2019, the Business Combination Agreement provides that Torque will effect the Transaction by completing the following: (a) acquire all of the issued and outstanding common shares of Frankly pursuant to a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia) (the “Frankly Arrangement”); and (b) indirectly acquire WinView, pursuant to a statutory merger of WinView with and into Engine Merger Sub Inc. (a wholly-owned subsidiary of Torque), under the General Corporation Law of the State of Delaware (the “WinView Merger”).

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Pursuant to the Plan of Arrangement, holders of common shares of Frankly will receive one common share of Torque, in exchange for each common share of Frankly held by them (the “Frankly Consideration”). All outstanding convertible securities of Frankly will be exchanged for equivalent securities of Torque (other than outstanding warrants to purchase common shares of Frankly, which will remain outstanding and have the terms of such securities adjusted to reflect the exchange ratio).

Pursuant to the WinView Merger, holders of securities of WinView will receive a total of 26,400,000 common shares of Torque, and/or contingent rights, in exchange for the securities of WinView held by them. The contingent rights will entitle holders to proceeds from the enforcement of WinView’s patent portfolio as further specified in the Business Combination Agreement.

The Business Combination Agreement outlines certain conditions to closing for, as well as representations, warranties and covenants of, each of the parties. Conditions to closing include receiving Frankly shareholder approval, WinView securityholder approval (as required), court approvals in connection with the Plan of Arrangement, approvals of the TSX Venture Exchange (the “TSX-V”) and any other applicable regulatory approvals. The parties have also agreed to comply with customary conduct of business covenants contained in the Business Combination Agreement.

Frankly and WinView may each terminate the Business Combination Agreement if it wishes to pursue an unsolicited superior proposal, and Torque may terminate the Business Combination Agreement if it wishes to pursue an unsolicited competing proposal, provided that, among things, the non-solicitation and right to match provisions in the Business Combination Agreement have been complied with and the applicable termination fee ($5 million in the case of each of Torque and Frankly) has been paid.

Frankly has agreed to provide an advance of up to US$100,000 and provide monthly reimbursements to WinView to cover WinView’s reasonable legal and audit expenses relating to the Transaction in excess of that amount, which amounts are reimbursable to Frankly in certain circumstances. The advance and reimbursements are subject to the review and approval of the TSX-V. Under the rules of the TSX-V, Frankly and WinView are considered to be non-arm’s length parties of each other due to Mr. Rogers being a director of both companies.

A copy of the Business Combination Agreement is being concurrently filed by Torque and Frankly under their respective SEDAR profiles at www.sedar.com. The foregoing summary of the Business Combination Agreement is qualified in its entirety by the full text of such Business Combination Agreement as filed on SEDAR.

Frankly Shareholder Approval

Frankly’s special committee of independent directors has, after consultation with Frankly’s outside legal counsel and its financial advisor, Haywood Securities Inc. (“Haywood”), and after receiving the opinion of Haywood as to the fairness, from a financial point of view, to the Frankly shareholders of the Frankly Consideration, unanimously determined that the Frankly Consideration to be received by the Frankly shareholders is fair from a financial point of view and that the Transaction is in the best interests of Frankly and its securityholders and the Frankly Board unanimously (with Tom Rogers declaring his interests in the Transaction and abstaining from voting) approved the Frankly Arrangement, the Transaction as a whole and the Business Combination Agreement and recommends that Frankly shareholders vote their Frankly shares in favour of a special resolution of shareholders approving the Transaction (the “Special Resolution”).

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Under the Business Combination Agreement, Frankly has agreed to: (i) apply to the British Columbia Supreme Court on or before March 24, 2020 for an interim order in connection with calling and holding a special meeting of shareholders to approve the Special Resolution; and (ii) convene and conduct such special meeting of shareholders on or before April 24, 2020. In order for the Transaction to proceed, it must be approved by: (i) not less than 66 2/3% of the votes cast on the Special Resolution by Frankly shareholders present in person or by proxy at the meeting; (ii) any minority approval required by Multilateral Instrument 61-101, if applicable; and (ii) any other shareholder approvals required by the TSX-V.

The directors and officers of Frankly and certain shareholders, collectively holding approximately 36.2% of Frankly’s outstanding common shares, have entered into support and voting agreements and agreed to vote their Frankly common shares in favour of the Special Resolution at the meeting.

Further information regarding the Transaction will be included in a management information circular to be mailed to Frankly shareholders in due course. Assuming all conditions to closing the Transaction are satisfied (or waived if applicable), the parties expect the Transaction will close before the end of April 2020, with an outside date for completion of June 30, 2020.

Loan from Frankly to Torque Esports

Further to Frankly’s announcement on February 25, 2020, Frankly has entered into definitive loan documentation with Torque in connection with the previously disclosed advances made by Frankly to Torque in the aggregate amount of US$1,100,000. The obligations under the loan are secured, bear interest at a rate of 4% per annum, and all principal and interest thereon is repayable on the earlier of September 30, 2020 and the date that is 90 days following the date the Transaction is terminated or abandoned. The loan provides for certain negative and positive covenants as well as events of default as are customary for transactions of this nature. The previously made advances have received conditional approval of the TSX Venture Exchange and are subject to final approval, and no additional advances are contemplated to be made under the loan.

More About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games, which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by Torque’s wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With simulator company AiS recently added – Torque offers gamers everything from Free to Play mobile games to the highest end simulators.

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Building on the leading position of Stream Hatchet, another Torque wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG Media Ltd., has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit https://torqueesport.com/

More About Frankly

Frankly, through its wholly-owned subsidiary Frankly Media, LLC, provides a complete suite of solutions that give publishers a unified workflow for the creation, management, publishing and monetization of digital content to any device, while maximizing audience value and revenue.

Frankly’s products include a groundbreaking online video platform for Live, VOD and Live-to-VOD workflows, a full-featured CMS with rich storytelling capabilities, as well as native apps for iOS, Android, Apple TV, Fire TV and Roku.

Frankly also provides comprehensive advertising products and services, including direct sales and programmatic ad support. With the release of its server-side ad insertion (SSAI) platform, the company has been positioned to help video producers take full advantage of the growing market in addressable advertising. Frankly is headquartered in New York with offices in Atlanta. Frankly is publicly traded under ticker “TLK” on Canada’s TSX Venture Exchange. For more information, visit www.franklymedia.com

More About WinView

WinView is a Silicon Valley-based company, pioneering second-screen interactive TV.

WinView is the nation’s leading skill-based sports prediction mobile games platform. WinView plans to leverage its extensive experience in pioneering real-time interactive television games played on the mobile second screen, its foundational patents and unique business model. The WinView app is an end-to-end two-screen TV synchronization platform for both television programming and commercials. The paid entry, skill-based WinView Games app uniquely enhances TV viewing enjoyment and rewards sports fans with prizes as they answer in-game questions while competing in real-time during live televised sports.

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Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque and Frankly to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the timing and outcome of the Transaction; the anticipated benefits of the Transaction to the parties and their respective security holders; the expected synergies to be realized and capabilities of the combined entity following the Transaction and anticipated growth of the combined entity; the anticipated timing of the Frankly shareholder meeting; and matters relating to the loan made to Torque by Frankly including the maturity thereof and Frankly’s expectation that not further advances will be made thereunder. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the Transaction, the synergies realized and capabilities of the combined entity following the Transaction and the anticipated timing for completion of the Transaction, and with respect to forward-looking statements concerning the loan made to Torque by Frankly, Torque and Frankly have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to certain industry trends and expectations, and management of the combined entity’s assumption of its ability to successfully integrate the businesses and exploit perceived opportunities, the time required to prepare and mail shareholder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholder approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction; Torque’s business and capital requirements, and its ability to pay, when due, the amounts owing under the loan made to Torque by Frankly and observe its covenants thereunder; and other expectations and assumptions concerning the Transaction, the combined entity following completion of the Transaction and loan made to Torque by Frankly. There can be no assurance that the Transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The Transaction could be modified, restructured or terminated. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque and Frankly do not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Completion of the Transaction is subject to a number of conditions, including but not limited to, TSX-V acceptance and if applicable, disinterested shareholder approval. Where applicable, the Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in any management information circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Torque and Frankly should be considered highly speculative.

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The TSX Venture Exchange has in no way passed upon the merits of the proposed Transaction.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

None of the securities of the companies referred to herein have been nor will they be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or resold within the United States, or to or for the account or benefit of any U.S. person, unless such securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is applicable. This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities of the companies referred to herein.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, 705.446.6630

Darren Cox, CEO darrencox@torqueesport.com

Frankly:

Lou Schwartz, CEO, press@franklyinc.com, 212-931-1248

Frankly Investor Relations Contact:

Matt Glover or Tom Colton, Gateway Investor Relations, TLK@gatewayir.com, 949-574-3860

WinView:

Tom Rogers - Tom@winview.tv; and

Anthony Giombetti - anthony@winview.tv

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